LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

05011558

SEC MAIL PROCESSING RECEIVED SEP 27 2005 WASH, D.C. 213 SECTION

SUPPL

September 26, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Releases of September 26, 2005

- **Legacy Hotels Real Estate Investment Trust Announces Third Quarter Financial Results Release Date**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
SEP 30 2005
THOMSON FINANCIAL

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE 416 874 2600 FAX 416 874 2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ______________________
Stuart M. Miller
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
ANNOUNCES THIRD QUARTER FINANCIAL RESULTS RELEASE DATE

TORONTO, September 26, 2005 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its third quarter financial results on October 24, 2005 to be followed by a conference call at 2:30 p.m. (Eastern Time). The conference call will include a brief discussion of the quarter followed by questions and answers. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-340-2216 or 1-866-898-9626. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. (Eastern Time) on October 24, 2005 through to October 31, 2005. To access this recording, please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3163483.

A live audio webcast of this conference call will also be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until the next quarterly financial results conference call.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Director, Investor Relations
Tel: 1-866-627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca